Exhibit 99.1

PRESS RELEASE

	For Investors: Adi Padva	For Media: Gillian Culhane
	Head of Investor Relations	Head of Corporate Communications and Marketing
	apadva@aercap.com; +1 305 588 6011	gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $900 Million Aggregate Principal Amount of Senior Notes

DUBLIN – June 29, 2026 – AerCap Funding Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap” or the “Company”), priced an offering of senior notes, consisting of $900 million aggregate principal amount of the Issuer’s 4.875% Senior Notes due 2031 (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company.

The Issuer intends to use the net proceeds from the Notes for general corporate purposes, including to acquire, invest in, finance or refinance aircraft assets and to repay indebtedness.

Barclays, BofA Securities, HSBC, MUFG and TD Securities are serving as joint book-running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on June 29, 2026. Investors should read the accompanying prospectus dated June 29, 2026, the preliminary prospectus supplement relating to the offering dated June 29, 2026, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. The prospectus supplement and accompanying prospectus relating to this offering may also be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; BofA Securities, Inc. at 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attention: Prospectus Department, at dg.prospectus_requests@bofa.com or by telephone at 1-800-294-1322; HSBC Securities (USA) Inc., 66 Hudson Boulevard, New York, New York 10001, by telephone at 1-866-811-8049; MUFG Securities Americas Inc., Attention: Capital Markets Group, 1221 Avenue of the Americas, 6th Floor, New York, New York 10020, by telephone at 1-877-649-6848; or TD Securities (USA) LLC, 1 Vanderbilt Avenue, 11th Floor, New York, NY 10017, Attn: DCM-Transaction Advisory, by telephone at 1-855-495-9846.

This press release shall not constitute an offer to sell or purchase or the solicitation of an offer to sell or purchase the Notes or any other securities, nor shall there be any offer, solicitation, purchase or sale of these securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is headquartered in Dublin with offices in Shannon, Memphis, Miami, Singapore, London, Dubai, Shanghai, Amsterdam and other locations around the world.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of hostilities in the Middle East, including the Iran conflict, or any escalation thereof, on the aviation industry or our business; trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com